UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
BLUE NILE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
09578R103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1 (b)
     ☐ Rule 13d-1 (c)
     ☑ Rule 13d-1 (d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G

CUSIP No.	09578R103

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only): MARK CHRISTOPHER VADON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	5	SOLE VOTING POWER:

NUMBER OF		1,125,624[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,125,624[1]

WITH	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,125,624[1] SHARES

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.3%[1]

12	TYPE OF REPORTING PERSON:

IN
1     Includes 753,056 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2009, and 1,178 shares issuable pursuant to restricted stock units vesting within 60 days of December 31, 2009.

CUSIP No. 09578R103

Item 1.	(a)	Name of Issuer

BLUE NILE, INC.

	(b)	Address of Issuer’s Principal Executive Offices

705 FIFTH AVENUE SOUTH
SUITE 900
SEATTLE, WA 98104

Item 2.	(a)	Name of Person Filing

MARK CHRISTOPHER VADON

	(b)	Address of Principal Business Office or, if none, Residence

705 FIFTH AVENUE SOUTH
SUITE 900
SEATTLE, WA 98104

	(c)	Citizenship

UNITED STATES OF AMERICA

	(d)	Title of Class of Securities

COMMON STOCK

	(e)	CUSIP Number

09578R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,125,624[1]

(b) Percent of class: 7.3%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,125,624[1]

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 1,125,624.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[1]	Includes 753,056 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2009, and 1,178 shares issuable pursuant to restricted stock units vesting within 60 days of December 31, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010

Date

/s/ Mark Vadon

Signature

Mark Vadon Executive Chairman

Name/Title